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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 17
TO
SCHEDULE 13D
(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ELECTROPURE, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

286133
(CUSIP Number)

Catherine Patterson
Electropure, Inc.
23456 South Pointe Drive
Laguna Hills, CA 92653
(949) 770-9347
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2002
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box    / /.

(Continued on following pages)

(Page 1 of 9 pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 286133	13D—AMENDMENT NO. 17	Page 2 of 9 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Anthony M. Frank

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California, USA

NUMBER OF SHARES	(7)	Sole Voting Power 7,033,526
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 7,033,526

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,033,526 including 250,000 shares of Series C Convertible Preferred Stock and 250,000 shares of Series D Convertible Preferred Stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 54.7% of the Common Stock 100% of the Series C Convertible Preferred Stock 100% of the Series D Convertible Preferred Stock 52.3% of voting power

(14)	Type of Reporting Person* IN—5,739,829 EP—80,000

*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 17 amends, in relevant part as follows, the Schedule 13D, filed October 23, 2002, of Anthony M. Frank (the "Reporting Person") with respect to the common stock, $0.01 par value per share ("Common stock") of Electropure, Inc., a California corporation.

ITEM 1.    SECURITY AND ISSUER

        Common Stock, $0.01 par value, of Electropure, Inc., a California corporation ("Electropure"). Electropure's principal executive office is located at 23456 South Pointe Drive, Laguna Hills, California 92653.

ITEM 2.    IDENTITY AND BACKGROUND

  (a)
  Anthony M. Frank

  (b)
  320 Meadowood Court, Pleasant Hill, CA 94523

  (c)
  Retired—former Postmaster General

  (d)
  Not applicable

  (e)
  Not applicable

  (f)
  U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The funds utilized to acquire the 227,273 shares of Electropure, Inc. common stock as described below, were from Mr. Frank's personal funds.

ITEM 4.    PURPOSE OF THE TRANSACTION

        On November 7, 2002, Mr. Frank purchased 227,273 shares of common stock of Electropure, Inc. for net proceeds of $50,000.

The shares of common stock have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution to shareholders, subject to the liquidation rights held by the Class B common stock, Series C and Series D Preferred Stock and the Convertible Preferred Stock, and the prior rights, if any, that may be established in the future for Preferred Stock, if any. Holders of common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor along with the holders of the Class B common stock, subject to any prior rights when may be granted in the future to holders of Preferred Stock.

        Mr. Frank may in the future acquire, hold and dispose of shares of common stock or warrants or options for such common stock or other securities of Electropure and such transactions may be in the open market, privately or directly from Electropure.

        Except as set forth above, Mr. Frank does not have any plans or proposals which may have, which relate to or which would result in:

  (a)
  The acquisition by any person of additional securities of Electropure, or the disposition of securities of Electropure;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Electropure or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of Electropure or any of its subsidiaries;

  (d)
  Any change in the present Board of Directors or management of Electropure, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

  (e)
  Any material change in the present capitalization or dividend policy of Electropure;

  (f)
  Any other material change in Electropure's business or corporate structure;

  (g)
  Changes in Electropure's charter, bylaws or instruments, correspondence thereto or other actions which may impede the acquisition or control of Electropure by any person;

  (h)
  Causing a class of securities of Electropure to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)
  A class of equity securities of Electropure becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (j)
  Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

  (a)
  Mr. Frank owns the following shares of Electropure:

    7,033,526 shares of common stock with one vote per share1.

1
Includes warrants for 300,000 shares exercisable at $1.25 per share; 50,000 shares exercisable at $0.51; 50,000 shares exercisable at $0.50 per share; 250,000 shares exercisable at $0.47; 100,000 shares exercisable at $0.42; and 452,603 shares exercisable at $2.00 per share.

    250,000 shares of Series C convertible preferred stock with no voting rights.

    250,000 shares of Series D convertible preferred stock with no voting rights.

    Mr. Frank owns beneficially 52.3% of the Common stock (54.7% if all of the warrants described below are exercised); 100% of the Series C Convertible preferred stock; and 100% of the Series D convertible preferred stock of Electropure. Mr. Frank owns 43.8% of the voting power of all classes of stock of Electropure.

  (b)
  Mr. Frank has the sole voting and dispositive power over the shares he owns.

  (c)
  Since October 23, 2002, Mr. Frank has entered into the following transactions with regard to Electropure's common stock and/or preferred stock:

        On November 7, 2002, Mr. Frank purchased 227,273 shares of common stock of Electropure, Inc. in a private purchase transaction for total proceeds of $50,000, or $0.22 per share.

        The following Warrants are currently exercisable by Mr. Frank:

DATE GRANTED	PURCHASE PRICE	NO. OF SHARES
12/17/92	$1.25	50,000
08/02/00	$1.25	250,000
02/25/00	$2.00	202,603
03/06/00	$2.00	250,000
01/11/01	$0.47	250,000
11/01/01	$0.51	50,000
01/02/02	$0.42	50,000
01/15/02	$0.42	50,000
03/15/02	$0.50	50,000

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Mr. Frank has the right, until December 17, 2002 to purchase 50,000 shares of Electropure's common stock at $1.25 per share. Mr. Frank also has the right to purchase 50,000 shares of common stock at $0.51 per share until November 1, 2004.

        Pursuant to his subscription of Units in February and March, 2000, Mr. Frank has the right until May 23, 2003 to purchase 452,603 shares of Electropure common stock at $2.00 per share. Such right is subject to earlier redemption by Electropure at $0.05 per warrant if the common stock shall equal or exceed $4.00 per share for thirty consecutive trading days.

        Mr. Frank has the right, pursuant to his August 2000 subscription of securities, to purchase 250,000 shares of Electropure common stock at $1.25 per share. The warrants are exercisable commencing on July 31, 2001 and expire on June 20, 2005. As described in Item 4, Mr. Frank also received the right to purchase 250,000 shares of Micro Imaging Technology, the private-held, wholly-owned subsidiary of Electropure, Inc.

        Mr. Frank has the right to purchase 250,000 shares of common Stock at $0.47 per share through January 11, 2006. Such warrants were granted in recognition for Mr. Frank's assistance to Electropure over the years.

        Pursuant to a private placement offering on January 2, 2002 and January 15, 2002, Mr. Frank has the right to purchase a total of 100,000 shares of Electropure common stock at $0.42 per share; 50,000 of which expire on January 2, 2005 and 50,000 expire on January 15, 2002

        On March 15, 2002, Mr. Frank acquired warrants, through a private placement offering, to purchase 50,000 shares of common stock at $0.50 per share. Such warrants expire on March 15, 2005.

        Pursuant to an August, 1997 License Termination Agreement between the Company and its former licensee, EDI Components, the Company is obligated to issue shares to the investors of EDI Components upon the Common stock of the Company first having a per share market value for thirty consecutive trading days equal to or in excess each of $3.00, $4.00 and $5.50 per share (each a "Trigger Value"). Of such shares, if and when issued by the Company, as an investor in EDI Components, Mr. Frank is to receive 16,667, 12,501 and 9,090 shares valued at $3.00, $4.00 and $5.50, respectively.

        On January 17, 2001, Mr. Frank loaned Electropure $1,000,000 for three years at 8% annual interest as the down payment to purchase the building occupied by Electropure. Interest on the loan is payable each calendar quarter beginning on June 30, 2001, with the principal balance due on January 18, 2004. In September 2002, Mr. Frank assigned $400,000 of the principal balance of this loan from his Keogh account to his Pension Plan. The interest rate, maturity date and payment terms remain the same.

        On May 3, 2002, Mr. Frank loaned Electropure $150,000 at 8% annual interest. The Agreement, as amended, provides for repayment of principal and interest on or before July 3, 2003. Mr. Frank has the option to convert such loan to common stock at fair market value prior to repayment.

ITEM 7.    EXHIBITS

10.10.A	Subscription Agreement, December 6, 1989 *
10.10.B	Subscription Agreement, October 10, 1990 *
10.10.C	Subscription Agreement, March 1, 1991 *
10.10.D	Warrants for 4,444 shares (Warrant No. 219 - 11/17/89) *

10.10.E	Warrants for 2,222 shares (Warrant No. 278 - 10/18/90) *
10.10.F	Warrants for 6,250 shares (Warrant No. 299 - 03/27/91) *
10.10.G	Warrants for 2,500 shares (Warrant No. 324 - 08/06/92) *
10.10.H	Warrants for 3,125 shares (Warrant No. 332 - 08/06/92) *
10.10.I	Warrants for 25,000 shares (Warrant No. 361 - 12/18/92) *
10.10.J	Warrants for 50,000 shares (Warrant No. 360 - 12/17/92) *
10.10.K	Warrants for 20,000 shares (Warrant No. E-1003 - 07/29/92) *
10.10.L	Warrants for 2,500 shares (Warrant No. E-1024 - 06/24/93) **
10.10.M	Warrants for 5,000 shares (Warrant No. E-1029 - 05/25/94) **
10.10.N	Warrants for 5,000 shares (Warrant No. E-1030 - 06/17/94) **
10.10.O	Warrants for 4,000 shares (Warrant No. E-1034 - 03/27/95) **
10.10.P	Warrants for 300,000 shares (Warrant No. 388 - 02/22/96) **
10.10.Q	Stock Right Agreement No. E-1034 **
10.10.R	10% Two-Year Convertible Term Note—12/31/96 **
10.10.S	10% Two-Year Convertible Term Note—02/25/97 **
10.10.T	10% Two-Year Convertible Term Note—04/10/97 **
10.10.U	10% Two-Year Convertible Term Note—01/26/98 ****
10.10.V	10% Two-Year Convertible Term Note—02/04/98 (face sheet only) ****
10.10.W	Stock Purchase Agreement—01/15/99 *****
10.10.X	10% Two-Year Convertible Term Note—12/13/99 ******
10.10.Y	10% Two-Year Convertible Term Note—01/25/00 ******
10.10.Z	10% Two-Year Convertible Term Note—02/10/00 ******
10.10.AA	Warrants for 250,000 shares (Warrant No. A-3128- 01/11/01) *******
10.10.AB	8% Three-Year Convertible Term Note—01/17/01 *******
10.10.AC	Stock Conversion Agreement—01/17/01 *******

10.10.AD	Stock Purchase Agreement—01/17/01 *******
10.10.AE	Stock Purchase Agreement—08/28/01 ********
10.10.AF	Debt Conversion Agreement—10/23/01 *********
10.10.AG	Stock Purchase Agreement—11/01/01 *********
10.10.AH	Debt Conversion Agreement—01/02/02 *********
10.10.AI	Stock Purchase Agreement—01/02/02 *********
10.10.AJ	Stock Purchase Agreement—01/15/02 *********
10.10.AK	Stock Purchase Agreement—03/15/02 **********
10.10.AL	Debt Conversion Agreement—04/03/02 **********
10.10.AM	Debt Conversion Agreement—07/05/02 ***********
10.10.AN	8% Sixty-Day Term Note, and Amendment—05/03/02 ***********
10.10.AO	Debt Conversion Agreement (Keogh)—10/21/02 ************
10.10.AP	Debt Conversion Agreement (Pension)—10/21/02 ************

10.10.AQ	Stock Purchase Agreement—11/08/02
10.47.8	License Termination Agreement dated August 14, 1997 ***

*	Previously filed in connection with Schedule 13D filed on December 18, 1992 by the Reporting Person.
**	Previously filed in connection with Amendment No. 1 to Schedule 13D filed on June 2, 1997 by the Reporting Person.
***	Previously filed in connection with Issuer's Form 10-QSB for the fiscal quarter ended July 31, 1997.
****	Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 1998.
*****	Previously filed in connection with Amendment No. 6 to Schedule 13D filed on February 16, 1999 by the Reporting Person.
******	Previously filed in connection with Amendment No. 8 to Schedule 13D filed on March 15, 2000 by the Reporting Person.
*******	Previously filed in connection with Amendment No. 10 to Schedule 13D filed on February 13, 2001.
********	Previously filed in connection with Amendment No. 11 to Schedule 13D filed on September 4, 2001.
*********	Previously filed in connection with Issuer's Form 10-KSB for the fiscal year ended October 31, 2001.
**********	Previously filed in connection with Amendment No. 14 to Schedule 13D filed on April 16, 2002.
***********	Previously filed in connection with Amendment No. 15 to Schedule 13D filed on August 15, 2002.
************	Previously filed in connection with Amendment No. 16 to Schedule 13D filed on October 23, 2002.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 17 to Schedule 13D is true, complete and correct.

Dated: November 7, 2002
/s/ ANTHONY M. FRANK Anthony M. Frank

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SIGNATURES